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                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             -----------------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        -----------------------------
    Section 16. Form 4                                                                       Expires: December 31, 2001
    or Form 5                                                                                -----------------------------
    obligations may                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            Estimated average burden
    continue Instruction                                                                     Hours per response....0.5
    1(b).                                                                                    -----------------------------

                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------- ----------------------------------------------- ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
Hartnett         Stephen           P.        Total Entertainment Restaurant Corp. (TENT)       X  Director        10% Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security  4.  Statement for        Officer (give       Other (specify
                                                 Number of Reporting         Month/Year       ---    title below) ---         below)
4504 Winewood Ct.                                Person (Voluntary)              5/2002
--------------------------------------------                             ------------------- ---------------------------------------
                 (Street)                                                5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
Colleyville         TX         76034                                        (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
                                                                                               ---Reporting Person
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(City)            (State)      (Zip)         TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                          2.Trans-    3.Trans-   4. Securities Acquired (A) 5. Amount of   6. Owner-  7.Nature of
 (Instr. 3)                                    action      action      or Disposed of (D)         Securities     ship      Indirect
                                               Date        Code        (Instr. 3, 4 and 5)        Beneficially   Form:    Beneficial
                                                         (Instr. 8)                                Owned at      Direct     Owner-
                                                                                                   End of Month  (D) or      ship
                                              (Month/    -------------------------------------    (Instr. 3 and  Indirect (Instr. 4)
                                               Day/        Code   V     Amount  (A)or   Price         4)         (I)
                                               Year)                            (D)                              (Instr.4)
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Common Stock                                  5/22/02      P            10,000    A     3.375                        D
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Common Stock                                  5/22/02      P             2,000    A     1.688                        D
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Common Stock                                  5/22/02      P             1,000    A     1.875        433,840         D
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Common Stock                                  5/9/02       S           100,000    D    12.587                        I  See Note (1)
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Common Stock                                  5/10/02      S            13,100    D    13.603                        I  See Note (1)
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Common Stock                                  5/13/02      S               800    D    13.501                        I  See Note (1)
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Common Stock                                  5/16/02      S             5,700    D    13.500                        I  See Note (1)
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Common Stock                                  5/20/02      S            51,700    D    15.509                        I  See Note (1)
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Common Stock                                  5/21/02      S             6,100    D    15.771        349,400         I  See Note (1)
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1  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)

                                                                   (Print or Type Responses)
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FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------   ---------- --------- --------- ------------- ------------- ------------ -------- --------- ---------- -------------
1.Title of       2.Conver-  3.Trans-  4.Trans-  5.Number of   6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative       sion       action    action    Derivative    cisable and   Amount of   of        of        ship        of
  Security         or         Date      Code      Securities    Expiration    Underlying  Deriv-    Deriv-    Form        Indirect
  Instr. 3)        Exercise             (Instr.   Acquired      Date          Securities  Ative     ative     of          Beneficial
                   Price of  (Month/     8)        (A)or        (Month/Day/   (Instr. 3   Secur-    Secur-    Deriv-      Ownership
                   Deri-      Day/                Disposed of   Year)         and 4)      ity       ities     ative       (Instr.4)
                   vative     Year)               (D)(Instr.                              (Instr    Bene-     Security:
                   Security                       3, 4 and 5)                             5)        ficially  Direct
                                                                                                    Owned     (D) or
                                       ----- --- ----- ----- ------- ------- ----- -------          at End    Indirect
                                        Code  V   (A)   (D)  Date    Expira- Title  Amount          of        (I)
                                                             Exer-   tion           or              Month     (Instr.
                                                             cisable Date           Number          (Instr.    4)
                                                                                    of              4)
                                                                                    Shares
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Option to Buy      $3.375    5/22/02     N             3,333  1/7/00 1/7/04  Common  3,333
Common Stock                                                                 Stock
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Option to Buy      $3.375    5/22/02     N             3,334  1/7/01 1/7/04  Common  3,334
Common Stock                                                                 Stock
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Option to Buy      $3.375    5/22/02     N             3,333  1/7/02 1/7/04  Common  3,333
Common Stock                                                                 Stock
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Option to Buy      $1.6875   5/22/02     N             1,000  1/7/01 1/7/05  Common  1,000
Common Stock                                                                 Stock
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Option to Buy      $1.6875   5/22/02     N             1,000  1/7/02 1/7/05  Common  1,000
Common Stock                                                                 Stock
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Option to Buy      $1.6875                                    1/7/03 1/7/05  Common  1,000          1,000     D
Common Stock                                                                 Stock
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Option to Buy      $2.0625   5/22/02     N             1,000  1/7/02 1/7/06  Common  1,000
Common Stock                                                                 Stock
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Option to Buy      $2.0625                                    1/7/03 1/7/06  Common  1,000          1,000     D
Common Stock                                                                 Stock
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Option to Buy      $2.0625                                    1/7/04 1/7/06  Common  1,000          1,000     D
Common Stock                                                                 Stock
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Option to Buy      $2.500                                    9/27/02 9/27/06 Common  1,667          1,667     D
Common Stock                                                                 Stock
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Option to Buy      $2.500                                    9/27/03 9/27/06 Common  1,666          1,666     D
Common Stock                                                                 Stock
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Option to Buy      $2.500                                    9/27/04 9/27/06 Common  1,667          1,667     D
Common Stock                                                                 Stock
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Option to Buy      $5.000                                    1/10/03 1/10/08 Common  3,333          3,333     D
Common Stock                                                                 Stock
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Option to Buy      $5.000                                    1/10/04 1/10/08 Common  3,334          3,334     D
Common Stock                                                                 Stock
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Option to Buy      $5.000                                    1/10/05 1/10/08 Common  3,333          3,333     D
Common Stock                                                                 Stock
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Explanation of Responses:
Note (1)-Disposed of by Organized Capital II, Ltd. (OCII). Mr. Hartnett is Trading Advisor for OCII and the sole stockholder of the
General Partner. Mr. Hartnett disclaims beneficial ownership of these securities except to the extent of his equity interest therein.
This filing shall not be deemed an admission that the undersigned is, for purposes of Sec. 16 of the Act or otherwise, beneficial owner of any equity securities covered hereby.



1 Intentional misstatements or omissions of facts constitute                    ---------------------------------     -------------
  Federal Criminal Violations.                                                  **Signature of Reporting Person 1     Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

                                                                   (Print or Type Responses)

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